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Annual Report

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Cover Page

Name of issuer:

Loveseat, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/13/2013

Physical address of issuer:

5035 Shawline St.
San Diego CA 92111

Website of issuer:

https://www.loveseat.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

10

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$360,781.25	$571,495.18
Cash & Cash Equivalents:	$121,230.04	$232,971.44
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$97,598.78	$72,261.85
Long-term Debt:	$31,523.29	$40,302.99
Revenues/Sales:	$1,920,425.21	$2,052,572.58
Cost of Goods Sold:	$638,107.57	$722,549.71

Taxes Paid:	$0.00	$0.00
Net Income:	($447,988.06)	($556,855.43)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Loveseat, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jenny Stanchak	CTO	Loveseat, Inc	2016
Chris Stanchak	CEO	Loveseat, Inc	2016
Gabriel Weinberg	CEO & Founder	Duckduckgo	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jenny Stanchak	CTO	2016
Chris Stanchak	Treasurer	2016
Chris Stanchak	CEO	2016
Chris Stanchak	Secretary	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Stanchak	4500000.0 common stocks	29.8
Jenny Stanchak	4500000.0 common stocks	29.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other

arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

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BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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8. Discuss the material factors that make an investment in the issuer speculative or risky:

Vintage furniture is a trend that may go out of style. This could be detrimental to the company if it cannot adapt.

At this time, the Company's operations are limited to Southern California. The market opportunity may not be the same in other regions. This may limit the Company's ability to grow.

The business model relies on high margin, locally sourced inventory. There may be issues sourcing inventory as the business continues to scale. This could be detrimental to the company if it cannot adapt.

The Company may not raise enough capital to fund its losses while trying to get to profitability.

A large competitor, like Ebay or Amazon, may choose to use their existing infrastructure to enter the vintage furniture space and better serve the needs of our target customers.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

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INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series seed 2	2,819,284	1,513,773	Yes
Series seed preferred stocks	4,292,583	4,292,583	Yes
Common stocks	16,914,637	9,000,000	Yes

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Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	288,863

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Wells Fargo
Issue date	11/29/16
Amount	$57,000.00
Outstanding principal plus interest	$59,449.39 as of 11/16/17
Interest rate	5.0% per annum
Maturity date	12/05/22
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2015	Regulation D, Rule 506(b)	Preferred stock	$506,423	General operations
12/2015	Regulation D, Rule 506(b)	Preferred stock	$749,974	General operations
4/2017	Regulation D, Rule 506(b)	Preferred stock	$536,935	General operations
4/2018	Regulation Crowdfunding	SAFE	$179,702	General operations
7/2018	Regulation D, Rule 506(c)	SAFE	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Loveseat makes it easy to find great deals on vintage furniture and decor. We host weekly online furniture auctions out of our warehouses in San Diego and Los Angeles. These online auctions are fun for the bidders and provide great value for furniture owners. We provide a frictionless format to liquidate furniture and home decor assets while also maximizing cash value.

We plan on rolling out the Loveseat auction format to every major market in the United States (roughly 30 locations) as well as every submarket (another 30 locations). In addition to this, we foresee our platform being used by independent entities that are in the asset liquidation business.

Milestones

Loveseat, Inc was incorporated in the State of Delaware in March 2013.

Current business highlights are:

- Selling 500+ pieces of furniture weekly

- Operations in Los Angeles & San Diego

- Average monthly revenue: $114k (last three months)

- 92% gross margin in our auction

- Cookie cutter operations model with the ability to launch new markets in weeks.

- Strong founding team with Wharton / investment banking / ecommerce experience. Successful prior startups: Venmo (exit), Ticketleap (exit)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2017, the Company had revenues of $2,052,572.58 compared to the year ended December 31, 2016, when the Company had revenues of $724,498. Our gross margin was 64.8% in fiscal year 2017, compared to 55.86% in 2016.

- *Assets.* As of December 31, 2017, the Company had total assets of $571,495.18, including $232,971.44 in cash. As of December 31, 2016, the Company had $590,663 in total assets, including $499,084 in cash.

- *Net Loss.* The Company has had net losses of $556,855.43 and net losses of $627,324 for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.

- *Liabilities.* The Company's liabilities totaled $112,564.84 for the fiscal year ended December 31, 2017 and $165,772 for the fiscal year ended December 31, 2016.

Liquidity & Capital Resources

To-date, the company has been financed with $1,793,332 in equity, and $229,702 in SAFEs.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Loveseat, Inc cash in hand is $86,005.16, as of April 2019. Over the last three months, revenues have averaged $114,008/month, cost of goods sold has averaged $31,907/month, and operational expenses have averaged $110,328/month, for an average burn rate of $28,227 per month. Our intent is to be profitable in 4 months.

In Q3 2018, we introduced a new business model to our existing online and offline retail business. We began conducting weekly online furniture auctions out of our San Diego warehouse in September 2018 and in Los Angeles in November 2018.

We expect operating expenses to decrease as we transition more of the business to online auctions, which require less personnel and physical warehouse space. We are in the process of transitioning both of our warehouses to new leases that will reduce our real estate overhead significantly. We are in discussions to secure additional financing with existing accredited investors based on the online auction model.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.loveseat.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1
    Financials 2
    Financials 3

Appendix D: Director & Officer Work History

    Chris Stanchak
    Gabriel Weinberg
    Jenny Stanchak

Appendix E: Supporting Documents

    Appendix_E-_series-seed-stock-investment-agreement.pdf
    Appendix_E-series-seed-term-sheet-v-3-2.pdf
    Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Chris Stanchak
- Gabriel Weinberg
- Jenny Stanchak

Appendix E: Supporting Documents

- Appendix_E-_series-seed-stock-investment-agreement.pdf
- Appendix_E-series-seed-term-sheet-v-3-2.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Loveseat, Inc

By

Chris Stanchak

Cofounder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Gabriel Weinberg
Director
4/16/2019

Jenny Stanchak
CTO
4/16/2019

Chris Stanchak
Cofounder & CEO
4/16/2019

Chris Stanchak
Cofounder & CEO
4/16/2019

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder

Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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